

No Action
P.E. 10-5-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 19, 2006

BY FACSIMILE AND U.S. MAIL

ACT SEA
SECTION
RULE 14a-8(i)(9)
PUBLIC AVAILABILITY 10/19/06

Kathleen K. Clarke, Esquire
Seward & Kissel LLP
1200 G Street, N.W. Suite 350
Washington, D.C. 20005

Re: Alliance World Dollar Government Fund, Inc.
File No. 811-7108
Shareholder Proposal of Walter S. Baer





06066212

Dear Ms. Clarke:

In a letter dated October 5, 2006, you notified the staff of the Securities and Exchange Commission that the Alliance World Dollar Government Fund, Inc. ("the Fund") proposes to omit a shareholder proposal ("the Proposal") submitted by Mr. Walter S. Baer (the "Proponent") from its proxy materials for its 2006 special meeting of its shareholders. The Proposal provides:

> RESOLVED: The shareholders ask the Board of Directors to take the steps necessary to merge the Alliance World Dollar Government Fund (AWG) into the AllianceBernstein Emerging Market Debt Fund, an open-end fund, or otherwise permit shareholders to realize net asset value (NAV) for their shares.

You request our assurance that we would not recommend enforcement action if the Fund omits the Proposal in reliance on Rules 14a-8(i)(3), (6) and (9) and Rule 14a-8(e)(3) under the Securities Exchange Act of 1934.

Omission of the Proposal Based on Rule 14a-8(i)(9)

You argue that the Fund may exclude the Proposal under the provision of Rule 14a-8(i)(9) which permits the omission of a proposal if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. You state that the purpose of the special meeting is to obtain shareholder approval of the merger of the Fund into the Alliance World Dollar Government Fund II, Inc. (the "Acquisition"). You argue that the Proposal is expressly presented as an opposition and alternative to the Fund's proposed Acquisition.

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We believe there is some basis for your view that the Proposal may be excluded pursuant to Rule 14a-8(i)(9). The staff has taken the position that a proposal may be excluded if its primary purpose is to counter shareholder approval of a company proposal. See, e.g., Scudder New Europe Fund, Inc. (pub. avail. April 29, 1999); PECO Energy Co. (pub. avail. Jan. 31, 2000); INTERLINQ Software Corp. (pub. avail. April 20, 1999); Unicom Corp. (pub. avail. Feb. 14, 2000); Scudder Spain and Portugal Fund, Inc. (pub. avail. Oct. 6, 1998). Here, the Proposal appears to be a counterproposal to the Acquisition proposed by the Fund. Indeed, in his Supporting Statement, the Proponent criticizes the Acquisition and states that his Proposal is the "better way." Thus, we would not recommend enforcement action against the Fund if it omits the Proposal in reliance upon Rule 14a-8(i)(9).*

We note that the Fund did not file its statement of objections to including the Proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by Rule 14a-8(j)(1). Noting the circumstances of the delay, we grant the Fund's request that the 80-day requirement be waived.

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments regarding this matter, please contact the undersigned at (202) 551-6941.

Sincerely,



Linda B. Stirling
Senior Counsel

cc: Walter S. Baer

* In reaching this position, we have not found it necessary to address the alternative bases for omission upon which the Fund relies.

DIVISION OF INVESTEMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement actions, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

SEWARD & KISSEL LLP
1200 G STREET, N.W.
WASHINGTON, D.C. 20005

WRITER'S E-MAIL

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

October 5, 2006

Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Alliance World Dollar Government Fund, Inc.

Ladies and Gentlemen:

This letter is to inform you that our client, Alliance World Dollar Government Fund, Inc. (the "Fund"), intends to omit from the proxy statement and form of proxy (collectively, the "Proxy Materials") to be mailed to its stockholders in connection with the special meeting of its stockholders (the "Special Meeting") a stockholder proposal (the "Proposal") received from Mr. Walter S. Baer (the "Proponent"). The Proponent's letter dated September 25, 2006 setting forth the Proposal (the "Proposal Letter") is attached hereto as Attachment 1. On behalf of the Fund, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby request that the Staff of the Division of Investment Management (the "Staff") concur with the Fund's view that, for the reasons stated below, the Proposal may properly be omitted from the Proxy Materials for the Special Meeting.

1. Background

The Fund is a Maryland corporation that is registered as a closed-end investment company under the Investment Company Act of 1940 (the "1940 Act") and its shares are traded on the New York Stock Exchange ("NYSE"). The Special Meeting is called in connection with the Fund's proposed acquisition (the "Acquisition") by Alliance World Dollar Government Fund II, Inc. ("AWDGF II") pursuant to an Agreement and Plan of Acquisition and Liquidation dated as of September 20, 2006. The sole purpose of the meeting is for the Fund's stockholders to consider and vote on the proposed Acquisition. Under applicable state law requirements, the Fund must obtain the approval of its stockholders to complete the Acquisition.

AWDGF II filed the Prospectus/Proxy Statement (the "Registration Statement"), of which the Proxy Materials constitute a part, with the Securities and Exchange Commission (the "Commission") on September 22, 2006, with a delaying amendment pursuant to Section 8(a) of the Securities Act of 1933, and intends to file and mail definitive Proxy Materials as soon as the Registration Statement for the shares of AWDGF II common stock to be issued in connection with the Acquisition is declared effective. We anticipate that the Registration Statement would have an effective date of October 23, 2006.

The Fund's current timetable contemplates that the Proxy Materials will be mailed to stockholders shortly after the Registration Statement becomes effective. The date of the Special Meeting is December 12, 2006, and the record date is October 13, 2006. The Fund disclosed in a press release dated September 13, 2006 that the Fund's Board of Directors had approved the Acquisition and set the Special Meeting date and record date.

Because the Proponent is seeking to have the Proposal included in a proxy statement for a special meeting rather than for an annual meeting, the 120-day period under Rule 14a-8(e) before which shareholder proposals must be submitted does not apply to the Proposal. Rather, the deadline is a "reasonable time" before a company prints and mails its proxy materials. As discussed below, the Commission has in the past taken the position that a proposal submitted after a company files its proxy materials with the Commission, as is the case here, is properly excludable under Rule 14a-8(b) because it is not submitted in a "reasonable time" and fails to satisfy the procedural requirements under Rule 14a-8(e). However, as also discussed below, we believe the Proposal is also properly excludable under other provisions of Rule 14a-8.

In any event, because the Fund received the Proposal Letter on September 26, 2006 and intends to print and mail its Proxy Materials on or about October 26, 2006, the Fund believes that the 80-day period set forth in Rule 14a-8(j) for notifying the Commission of the intent to omit a proposal prior to filing definitive proxy materials should not be applied to the Fund's request set forth in this letter. We respectfully request that the Staff waive the 80-day period under Rule 14a-8(j) so as to permit the Fund to file and mail definitive copies of the Proxy Materials shortly after the Registration Statement is declared effective.[1]

Pursuant to Rule 14a-8(j)(2), enclosed herewith are six (6) additional copies of this letter and the Proposal Letter. A copy of this letter is also being sent to the Proponent as notice of the Fund's intent to omit the Proposal from the Proxy Materials.

2. The Proposal

The Proposal is as follows: *"RESOLVED: The shareholders ask the Board of Directors to take the steps necessary to merge the Alliance World Dollar Government Fund (AWG) into the AllianceBernstein Emerging Market Debt Fund, an open-end fund, or otherwise permit shareholders to realize net asset value (NAV) for their shares."* The Proposal is expressly presented as an opposition and alternative to the Fund's proposed Acquisition, and includes comparisons of the Proposal with the Acquisition. The supporting statement urges stockholders of the Fund to "[V]ote for a better deal for AWG shareholders by voting "NO" on the proposed

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[1] The Commission has frequently granted this relief in the case of special meetings and similar circumstances where proposals are submitted outside the normal annual meeting cycle. *See, e.g.,* Jefferson-Pilot Corporation (January 31, 2006), Unicom Corporation (February 14, 2000); and BankBoston Corporation (June 7, 1999).

merger with AWF, and voting "YES" on this proposal to merge AWG with the open-end Emerging Market Debt Fund."

3. Bases for Omission of the Proposal

We believe that the Proposal may be omitted from the Fund's Proxy Materials for the following reasons:

- Pursuant to Rule 14a-8(i)(9), because the Proposal would be in direct conflict with the proposal the Fund intends to submit to its stockholders at the Special Meeting, which is to approve the proposed Acquisition;

- Pursuant to Rule 14a-8(e)(3), because the Proponent failed to submit the Proposal a reasonable time before the Fund begins to print and mail its proxy materials;

- Pursuant to Rule 14a-8(i)(6), because the Fund lacks the power or authority to implement the Proposal; and

- Pursuant to Rule 14a-8(i)(3), because the Proposal is vague and indefinite and therefore should be deemed to contain false and misleading statements in violation of the Commission's proxy rules.

a. The Proposal may be omitted under Rule 14a-8(i)(9) because it would be in direct conflict with the proposal the Fund intends to submit to the stockholders at the Special Meeting.

Under Rule 14a-8(i)(9), a company may omit a shareholder proposal and supporting statement from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."[2] We believe that the Proposal may properly be omitted from the Proxy Materials because it directly conflicts with the Fund's proposal seeking approval of the Acquisition by the Fund's stockholders at the Special Meeting. As noted above, the Proponent explicitly urges stockholders to vote against the Fund's proposal, in direct opposition to the Acquisition.

Relying on Rule 14a-8(i)(9), the Staff has on several occasions explicitly confirmed the propriety of the exclusion of a stockholder proposal where the primary purpose of the proposal was to oppose a merger proposal by management. For example, in Executive Industries, Inc. (June 26, 1981), regarding whether a shareholder proposal to repurchase shares was properly omitted from proxy materials seeking approval of a merger, the Staff's response letter to the company stated that the stockholder proposal "would be in contradiction to management's purpose in submitting its merger proposal" and that "there appears to be some basis for the view that the primary purpose of the proposal is to oppose stockholder approval of the merger." Similarly, in Scudder New Europe Fund, Inc. (April 29, 1999) (the "Scudder Letter"), regarding

[2] The Commission has stated that the use of the word "directly" in Rule 14a-8(i)(9) does not "imply that proposals must be identical in scope or focus for the exclusion to be available." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018, n. 27 (May 21, 1998).

a shareholder proposal to conduct a no-fee in-kind tender offer for shares of a closed-end mutual fund that was omitted from the company's proxy materials in which shareholders were asked to approve proposals by management to open-end the fund and to merge it with another fund, the Staff in its response letter, citing Executive Industries, stated that "a shareholder proposal may be excluded if its primary purpose is to counter shareholder approval of a management proposal."[3]

The Staff consistently has found a proposal properly excludable not only because it specifically opposes a management proposal, but because it conflicts, or is inconsistent, with a management proposal. At the Special Meeting, the Fund's stockholders will be asked to consider and vote upon the proposed Acquisition. The Proposal seeks to put forth an alternative and contradictory merger proposal in that it calls for the Fund to be merged with and into AllianceBernstein Emerging Market Debt Fund Inc. ("EMD"). These transactions are mutually exclusive because it would be impossible for the Fund to consummate both transactions. Submitting both proposals to a stockholder vote could provide inconsistent and ambiguous results in so far as the stockholders could approve the Fund's proposal and thereby approve the Acquisition, while at the same time approving the Proposal and thereby indicating stockholders' support for an entirely inconsistent transaction. The Proposal directly conflicts with the Fund's own proposal and is expressly an alternative to the Fund's own proposal.

The Proposal seeks a vote on the same issue as the vote sought on the Acquisition, a proposal approved and deemed advisable by the Fund's Board of Directors. It is for this reason that where, as here, a company's merger proposal and a stockholder proposal seek inconsistent, inconclusive or opposing results, the Staff has consistently affirmed that Rule 14a-8(i)(9) permits the company to exclude the stockholder proposal from its proxy statement. *See, e.g.*, the Scudder Letter and the INTERLINQ Letter.[4]

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[3] *See also* Unicom Corporation (February 14, 2000) (regarding a stockholder proposal to reject a merger that was omitted from the company's proxy materials in which stockholders were asked to approve the same merger); INTERLINQ Software Company (April 20, 1999) (the "INTERLINQ Letter") (regarding a shareholder proposal seeking that the company effect a self-tender that was excluded from the proxy material in which the shareholders were asked to approve a merger proposal); Fitchburg Gas and Electric Light Company (July 30, 1991) (regarding a proposal by shareholders requesting solicitation of third party offers to purchase the company, or alternatively a share purchase, that was excluded from the proxy materials in which the company was seeking shareholder approval of a merger proposal); and Bluefield Supply Company (April 14, 1985) (stockholder proposal mandating the appointment of an independent committee for the purpose of recommending proposals for optimizing stockholder returns on investment was excludable from proxy materials for a special meeting called for the purpose of obtaining stockholder approval of a merger proposal).

[4] *See also* BankBoston Corporation (June 7, 1999) (shareholder proposal requesting the company to prepare a report on the effect of a merger on its employees and the communities where it does business was omitted from the company's proxy materials in which shareholders were asked to approve a merger proposal); Pacific First Financial Corp. (September 25, 1989) (stockholder proposal requiring the company to take all lawful action necessary to cancel and terminate a merger agreement was omitted from the company's proxy materials in which stockholders were asked to approve, among other things, a merger proposal); The Firestone Tire & Rubber Company (February 21, 1979) (stockholder proposal to negotiate merger with

Because (i) the primary purpose of the Proposal is to oppose the proposed Acquisition, (ii) the Proposal and the Fund's proposal for the Acquisition require inconsistent and irreconcilable results, and (iii) submitting both proposals to a vote of the Fund's stockholders at the Special Meeting would be inherently confusing, the Fund believes that the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(9).

b. The Proposal may be omitted because the Proponent has not satisfied the procedural requirement set forth in Rule 14a-8(e)(3).

Rule 14a-8(e)(3) requires that a proposal to be presented at any meeting other than an annual meeting be received a "reasonable time" before the company begins to print and mail its proxy materials. Although Rule 14a-8 does not define what constitutes a "reasonable time" in the context of a special meeting, it is noteworthy that this Rule requires that a proposal to be presented at an annual meeting be received by the registrant a minimum of 120 days in advance of the anticipated mailing of proxy materials to shareholders. The Fund respectfully submits that there is good reason for the Rule to provide for a 120 day period. Stockholder proposals that are not clearly excludable under a provision of Rule 14a-8 (unlike the Proposal) must be thoughtfully analyzed by a registrant and would normally be discussed at a meeting of the registrant's Board of Directors, which would also have an opportunity to review and discuss any statement in opposition. None of this is possible for a stockholder proposal received a few weeks before scheduled printing and mailing. Moreover, Rule 14a-9(m)(3)(ii) requires a registrant to provide a proponent with a copy of its opposition statement "no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6." The "reasonable time" requirement is designed to prevent a proponent from hijacking a registrant's printing and mailing schedule.

In determining whether a proposal is made within a reasonable time, the fundamental consideration is whether the time of submission of the proposal affords the registrant reasonable time to consider the proposal without causing an excessive delay in the distribution of proxy materials to its shareholders. *See* Greyhound Lines, Inc. (January 8, 1999) (granting no-action relief where the registrant received a shareholder proposal 14 days after the filing of preliminary proxy materials and approximately six weeks after the announcement of the merger agreement and while it was in the final stages before commencing its proxy solicitation) and Jefferson-Pilot Corp. (January 31, 2006) (granting no-action relief where the registrant received a shareholder proposal 40 days after the filing of preliminary proxy materials and approximately 100 days after the announcement of the merger agreement).

Similarly, in other no-action correspondence, the Staff has consistently stated that it would not recommend enforcement action against a registrant that excluded a shareholder proposal received after the preliminary proxy materials relating to that meeting had been filed with the Commission. *See, e.g.*, Scudder New Europe Fund, Inc. (November 10, 1998) (granting no-action relief where a shareholder proposal was received the same day as the filing of preliminary proxy materials); The United Kingdom Fund, Inc. (January 12, 1998) (granting no-

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disinterested persons rather than insiders was omitted from proxy materials in which stockholders were asked to approve a merger proposal); and other letters cited in footnote 3, supra.

action relief where a shareholder proposal was received one week after the filing of preliminary proxy materials); and Public Service Company of Colorado (November 29, 1995) (granting no-acting relief where the registrant announced a merger on August 23, filed preliminary proxy materials on October 6, and received a shareholder proposal on November 8).

As noted above, on September 13, 2006, the Fund announced that the Board of Directors had approved and deemed advisable the Acquisition and set the Special Meeting date and the record date. On September 22, 2006, AWDGF II filed with the Commission the Registration Statement, which included the preliminary Prospectus/Proxy Statement stating the scheduled printing and mailing date of the Proxy Materials. The Prospectus/Proxy Statement filed with the Commission also specified the record date as October 13, 2006 and the date of the Special Meeting as December 12, 2006.

Despite the Fund's and AWDGF II's public disclosure of the Acquisition, the Proponent submitted the Proposal to the Fund on September 26, 2006 – 13 days after the Fund announced the Acquisition and 4 days after the Fund's preliminary Proxy Materials were filed with the Commission. The Fund expects to mail the Proxy Materials to its stockholders in late October for the Special Meeting on December 12, 2006, and in order to meet that deadline and otherwise provide the Fund's stockholders sufficient time to consider the disclosures in the Proxy Materials, the Fund and AWDGF II plan to print and mail the Proxy Materials promptly following the effective date of the Registration Statement, which, as indicated above, is expected to be on October 23, 2006.

Given the Proponent's delay in submitting the Proposal until after the filing of AWDGF II's Registration Statement, the Fund would not have a reasonable amount of time to consider any Staff comments and incorporate the Proposal in the Registration Statement without causing a delay in the effectiveness of the Registration Statement and printing and mailing the Proxy Materials related to the Special Meeting. These delays would likely lead to a postponement of the Special Meeting in order to allow the approximate six week solicitation period that is typically the period necessary to obtain the required stockholder vote. An adequate solicitation period is particularly important because, under NYSE rules, a discretionary broker vote is not permitted on merger proposals, which makes it more difficult to obtain a shareholder vote. In addition, a delay of even a week for the Special Meeting date would mean the solicitation period would extend into the holidays, which is a difficult time to seek a shareholder vote and would probably require the Special Meeting date to be adjourned into January of 2007. Under these circumstances, the Proposal cannot be considered to have been submitted within a "reasonable time" in advance of the solicitation of proxies in connection with the Special Meeting and, therefore, the Proposal may properly be omitted from the Proxy Materials.

c. The Proposal may be omitted under Rule 14a-8(i)(6) because the Fund lacks the power or authority to implement the Proposal.

Under Rule 14a-8(i)(6), a proposal may be excluded "if the company would lack the power or authority to implement the proposal" and the Staff has permitted the exclusion of shareholder proposals if it "deals with a matter beyond the registrant's power to effectuate." International Business Machines Corp. (January 14, 1992).

The first part of the Proposal calls for the Board of the Fund to "take the steps necessary to merge" the Fund into EMD. Even if the Fund were to propose an acquisition of the Fund by EMD, it has no reason to believe that EMD would entertain such a proposition and would have no way to force EMD to acquire the Fund. The Board of Directors of EMD, regardless of the fact that the members of its Board of Directors are substantially the same as those of the Fund's, would have to independently evaluate such a merger from the perspective of EMD and its shareholders and make the findings under Commission Rule 17a-8, which are required for mergers of affiliated funds, that participation in the merger is in the best interests of EMD and the interests of EMD's shareholders will not be diluted as a result of the merger. Even if the Fund knew precisely what measures and actions the Proposal required, it does not have power or authority to unilaterally effect a merger of the Fund with and into EMD.

For these reasons, the Fund believes that it lacks the authority to implement the Proposal and that the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(6).

d. The Proposal may properly be omitted under Rule 14a-8(i)(3) because it is vague and indefinite.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9. We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[5] Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See* Fuqua Industries, Inc. (March 12, 1991).

The second part of the Proposal is inherently vague and misleading. The Proposal seeks to have the Board of the Fund "take the steps necessary to merge" the Fund into EMD "or otherwise permit shareholders to realize net asset value (NAV) for their shares" without providing a basis on which the Fund can determine exactly what the Proponent expects it to do. The Proposal does not provide any indication of the scope or means of execution intended by the Proponent. For example, there are a variety of ways to offer stockholders of a closed-end fund NAV (liquidation, tender offers at NAV, conversion to interval fund status, etc.) but none are even identified in the Proposal. Accordingly, if adopted, there would be no way for the Fund to determine whether or not it could, in fact, comply with the Proposal.

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[5] Staff Legal Bulletin No. 14B (September 15, 2004).

The supporting statements in the Proposal fail to clarify these material ambiguities. Accordingly, the Proposal may be omitted under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the Fund] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *See* Occidental Petroleum Corp. (February 11, 1991).

4. Conclusion

For the foregoing reasons, on behalf of the Fund, we respectfully request that the Staff confirm that (i) the Proposal may be properly omitted from the Fund's Proxy Materials, and (ii) the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials. Should the Staff disagree with the Fund's conclusions regarding the omission of the Proposal from the Proxy Materials or the waiver of the 80-day requirement, or should the Staff need any additional information in support of the Fund's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response. We request that the Staff forward a copy of any response that it may receive from the Proponent by facsimile to the undersigned at (202)737-5184. In light of the time schedule for finalization, printing and mailing of the Fund's Proxy Materials, the Fund respectfully requests the Staff's expedited review of this matter.

In the event that you have any questions or comments concerning the subject matter of this letter, please call the undersigned at (202)737-8833.

Sincerely,



Kathleen K. Clarke

SK 00250 0209 708058 v9

ATTACHMENT 1

Fax Transmission

Walter S. Baer
344 S. Canyon View Drive, Los Angeles, California 90049
fax: 310.395.3826 phone: 310.488.3444 email: wsbaer@yahoo.com

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DATE: September 25, 2006 **# of Pages** (including this sheet): 3

TO: **Emilie D. Wrapp, Secretary**
Alliance World Dollar Government Fund

Fax: 212.969.2290 Phone: 212.969.2154

Letter and proposal attached. Copies are also being sent to you by fedex.

I have requested a letter from my broker, E*Trade, stating that as the beneficial owner, I have owned shares of AWG with a market value of at least $2000 for at least one year. I will forward the letter to you as soon as I receive it.



Walter S. Baer

Walter S. Baer
344 S. Canyon View Drive
Los Angeles, California 90049

September 25, 2006

Emilie D. Wrapp, Secretary
Alliance World Dollar Government Fund
AllianceBernstein, L.P.
1345 Avenue of the Americas
New York, NY 10105

Dear Ms. Wrapp:

I have been the beneficial owner of shares of Alliance World Dollar Government Fund (AWG) continuously for at least one year with a market value of at least $2000. I intend to hold these shares continuously until the next Special or Annual Meeting of Stockholders.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, I hereby submit the attached proposal and supporting statement for inclusion in the AWG proxy statement for the next Special Meeting (now scheduled for December 12, 2006) or Annual Meeting of Stockholders, whichever comes first. I intend to present this proposal personally or through an authorized representative at that meeting.

Of course, it would be better for the shareholders if the AWG Board of Directors recommended merging AWG into the open-end AllianceBernstein Emerging Market Debt Fund, or otherwise acted to enhance shareholder value. If the Board were to so act, I would be pleased to promptly withdraw this proposal.

Please feel free to contact me by email (wsbaer@yahoo.com), fax (310.395.3826), or phone (310.488.3444) if you or other representatives of AllianceBernstein or the AWG Board of Directors would like to discuss this proposal.

Yours very truly,



Walter S. Baer

Walter S. Baer
344 S. Canyon View Drive
Los Angeles, California 90049
310.488.3444

September 22, 2006

Proposal to Alliance World Dollar Government Fund

RESOLVED: The shareholders ask the Board of Directors to take the steps necessary to merge the Alliance World Dollar Government Fund (AWG) into the AllianceBernstein Emerging Market Debt Fund, an open-end fund, or otherwise permit shareholders to realize net asset value (NAV) for their shares.

SUPPORTING STATEMENT: At this Special Meeting, Alliance is asking us to vote to merge our fund (AWG) into the Alliance World Dollar Government Fund II (AWF), another closed-end fund. The proposed merger with AWF will only perpetuate the double digit discount below NAV at which our shares trade. As of September 22, 2006 (the date of this proposal), the AWG discount was 12.8 percent, representing more than $16 million in value unavailable to shareholders.

There is a much better way to increase the value of our shares – by merging our fund (AWG) into the open-end AllianceBernstein Emerging Market Debt Fund. The two funds have similar objectives, the same portfolio managers, and essentially the same Board of Directors. This merger will immediately eliminate the AWG discount and let us realize full value for our shares. It will also have long-term advantages (based on the most recent reports for these funds) of greater liquidity, a lower expense ratio and a higher dividend rate than AWG has now.

Vote for a better deal for AWG shareholders by voting “NO” on the proposed merger with AWF, and voting “YES” on this proposal to merge AWG with the open-end Emerging Market Debt Fund.